SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DERMA SCIENCES, INC.

(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01

Series A Convertible Preferred Stock, par value $0.01

Series B Convertible Preferred Stock, par value $0.01

(Title of Class of Securities)

249827502

(CUSIP Number of Class of Securities)

John E. Yetter

Derma Sciences, Inc.

214 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 514-4744

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.

Thompson Hine LLP

335 Madison Avenue

12th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Derma Sciences, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2017 (as previously amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Integra Derma, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase:

•	all outstanding Company Shares, at a price of $7.00 per Company Share;

•	all outstanding shares of the Series A Preferred Stock, at a price of $32.00 per share of Series A Preferred Stock, which is equal to the liquidation preference per share of Series A Preferred Stock established pursuant to the certificate of incorporation of the Company; and

•	all outstanding shares of the Series B Preferred Stock, at price of $48.00 per share of Series B Preferred Stock, which is equal to the liquidation preference per share of Series B Preferred Stock established pursuant to the certificate of incorporation of the Company, in each case, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2017, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on January 25, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section with the heading “Employment Agreements” on page 9:

“Mr. Wills, who currently serves as the Executive Chairman of Derma Sciences, is not an employee of Derma Sciences and does not have an employment or consulting agreement with Derma Sciences. However, since the departure of Mr. Quilty in December 2015, Mr. Wills has acted as the Principal Executive Officer of Derma Sciences as part of his role as the Executive Chairman. As a result of the transactions contemplated by the Merger Agreement, effective immediately upon the closing of the Merger, Mr. Wills will no longer serve as the Executive Chairman or be the Principal Executive Officer of Derma Sciences. Mr. Wills has not entered into any employment or consulting agreement with Integra and does not intend to serve as a director, officer or employee of Parent, Purchaser or Derma Sciences after the Merger.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section with the heading “Transaction and Retention Arrangements” on page 10:

“As recognition for Mr. Wills’s extraordinary efforts as the Principal Executive Officer of Derma Sciences after the departure of Mr. Quilty in December 2015, in October 2016, the Compensation Committee of the Derma Board began discussing approving a bonus or other compensatory payment to Mr. Wills. The Compensation Committee discussed generally the issue of compensation for Mr. Wills during October and November, but it did not make any formal recommendation or vote on the matter until its December 12, 2016 meeting. At that December meeting, the Compensation Committee received and considered the recommendation of a third-party compensation consultant, the Hay Group, and proposals that included a severance allowance, salary equalization and an amount reflective of Mr. Wills’s contributions to the anticipated merger transaction. The Compensation Committee then approved in principle a payment to Mr. Wills of up to $1.2 million subject to the change of control of Derma Sciences occurring within the price range under consideration and subject to legal review. After receipt of legal advice, on December 22, 2016, the Compensation Committee approved the payment to be made to Mr. Wills on a future date in an amount not to exceed $1.2 million with the details regarding the terms of such payment to be determined at a later date. On January 10, 2017, the Derma Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the Compensation Committee formally approve the terms of Mr. Wills’s compensatory payment for 2016. On January 24, 2017, the Compensation Committee approved the payment to Mr. Wills of $1.2 million to be paid in connection with the closing of the Merger less the amount of a $200,000 bonus to be paid in February 2017 to Mr. Wills in respect of services provided during 2016.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section with the heading “Employee Matters Following Closing” on page 10:

“The foregoing covenant that requires Parent to continue to provide certain benefits to Continuing Employees was proposed by Parent as part of its initial draft of the Merger Agreement.

As of the date of the Merger Agreement and as of February 8, 2017, no arrangements, understandings or agreements have been entered into between Parent or Purchaser, on the one hand, with the directors, executive officers or employees of Derma Sciences, on the other hand, other than those discussed in this Item 3 of this Schedule 14D-9.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the section with the heading “Director Bonuses” on page 11:

“The director bonuses are intended to compensate the directors (other than Mr. Wills) for their services to Derma Sciences during 2016, including, but not limited to, efforts relating to the hiring of senior employees, the closing of the acquisition of BioD, LLC in August 2016, and the review of strategic alternatives conducted from the end of December 2015 and through 2016. In addition, Derma Sciences has historically granted options to departing directors and a portion of the director bonuses were intended to compensate such directors for the value of the options grants that they customarily would have received from Derma Sciences upon their departure.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the “Base Case” and “Investment Case” tables set forth on page 25 in the section with the heading “Certain Unaudited Prospective Financial Information” with the following:

“The following base case projections include non-GAAP financial information, including EBIT, Adjusted EBITDA and Unlevered Free Cash Flow, and a reconciliation of such non-GAAP financial measures to GAAP. The Company has not made any representations or warranties to Parent or Purchaser in the Merger Agreement regarding the following Projections, including the reconciliation of the non-GAAP financial information set forth below to GAAP, and does not assume any responsibility to the holders of the Company Shares or holders of shares of Company Preferred Stock for the accuracy of such information.

Base Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$111.6	$137.1	$167.5
Cost of Sales	(43.6)	(48.8)	(60.1)	(69.4)
Gross Profit	$38.0	$62.9	$77.1	$98.0
Total Sales, General and Administrative Expense	(52.4)	(62.5)	(69.2)	(77.1)
Research and Development	(0.6)	(6.4)	(7.6)	(10.6)
Total Operating Expenses	(52.9)	(68.9)	(76.8)	(87.7)
EBIT(2)	($15.0)	($6.1)	$0.3	$10.3
Pre-Tax Income/Loss from Continuing Operations	(10.7)	(5.9)	0.4	10.4
Net Income/(Loss) from Continuing Operations	($9.2)	($6.1)	$0.1	$10.1
Adjusted EBITDA(3)	($6.9)	$4.4	$9.9	$19.4
Income from Discontinued Operations	3.9	—	—	—
Net Income/(Loss)	($5.3)	($6.1)	$0.1	$10.1
Unlevered Free Cash Flow(4)	($4.9)	($7.7)	($1.6)	$6.4

(1)	Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by the Company) and the full year impact of the divestiture of the Company’s First Aid Division.
(2)	Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income. A reconciliation of EBIT to Net Income/(Loss) from Continuing Operations for the base case projections is set forth below:

	2016E	2017E	2018E	2019E
EBIT	($15.0)	($6.1)	$0.3	$10.3
Plus: Interest Income/(Expense)	4.9	0.3	0.0	0.0
Plus: Other Income/(Expense)	(0.6)	(0.1)	0.1	0.1
Pre-Tax Income/Loss from Continuing Operations	(10.7)	(5.9)	0.4	10.4
Plus: Tax Credit/(Expense)	1.5	(0.2)	(0.3)	(0.3)
Net Income/(Loss) from Continuing Operations	($9.2)	($6.1)	$0.1	$10.1

(3)	Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration. A reconciliation of Net Income/(Loss) from Continuing Operations to Adjusted EBITDA for the base case projections is set forth below:

	2016E	2017E	2018E	2019E
Net Income/(Loss) from Continuing Operations	($9.2)	($6.1)	$0.1	$10.1
Plus: Interest Expense/(Income)	(4.9)	(0.3)	(0.0)	(0.0)
Plus: Tax Expense/(Credit)	(1.5)	0.2	0.3	0.3
Plus: Depreciation	1.2	1.6	1.2	1.3

	2016E	2017E	2018E	2019E
Plus: Amortization	4.3	5.4	5.2	4.8
Plus: Equity Based Compensation	2.3	2.2	3.0	3.0
Plus: Change in Value of Contingent Consideration	0.9	1.4	—	—
Adjusted EBITDA	($6.9)	$4.4	$9.9	$19.4

(4) Defined as EBIT, less cash taxes, plus depreciation and amortization, less capital expenditures, plus/minus changes in net working capital. Excludes contingent payment payable in connection with BioD, LLC acquisition. A reconciliation of Total Net Sales to Unlevered Free Cash Flow for the base case projections is set forth below:

($ in millions)	2016E	2017E	2018E	2019E
Total Net Sales	$81.6	$111.6	$137.1	$167.5
Cost of Sales	(43.6)	(48.8)	(60.1)	(69.4)
Gross Profit	$38.0	$62.9	$77.1	$98.0
Total Sales, General and Administrative Expense	(52.4)	(62.5)	(69.2)	(77.1)
Research and Development	(0.6)	(6.4)	(7.6)	(10.6)
Total Operating Expenses	(52.9)	(68.9)	(76.8)	(87.7)
EBIT	($15.0)	($6.1)	$0.3	$10.3
Less: Cash Taxes	1.5	(0.2)	(0.3)	(0.3)
Tax-Affected EBIT	($13.5)	($6.3)	$0.0	$10.0
Plus: Depreciation and Amortization	5.5	7.0	6.5	6.1
Less: Capital Expenditures	(1.7)	(2.4)	(2.9)	(3.6)
Plus: Decrease/(Increase) in Net Working Capital	4.8	(6.0)	(5.1)	(6.1)
Unlevered Free Cash Flow	($4.9)	($7.7)	($1.6)	$6.4

The following investment case projections include non-GAAP financial information, including EBIT, Adjusted EBITDA and Unlevered Free Cash Flow, and a reconciliation of such non-GAAP financial measures to GAAP. The Company has not made any representations or warranties to Parent or Purchaser in the Merger Agreement regarding the following Projections, including the reconciliation of the non-GAAP financial information set forth below to GAAP, and does not assume any responsibility to the holders of the Company Shares or holders of shares of Company Preferred Stock for the accuracy of such information.

Investment Case

($ in millions)

	2016E(1)	2017E	2018E	2019E
Total Net Sales	$81.6	$128.6	$171.9	$219.5
Cost of Sales	(43.6)	(52.0)	(62.4)	(71.7)
Gross Profit	$38.0	$76.7	$109.5	$147.9
Total Sales, General and Administrative Expense	(52.4)	(72.1)	(84.8)	(97.2)
Research and Development	(0.6)	(5.6)	(10.6)	(13.5)
Total Operating Expenses	(52.9)	(77.7)	(95.4)	(110.7)

	2016E(1)	2017E	2018E	2019E
EBIT(2)	($15.0)	($1.1)	$14.1	$37.2
Pre-Tax Income/Loss from Continuing Operations	(10.7)	(0.9)	14.0	37.1
Net Income/(Loss) from Continuing Operations	($9.2)	($1.1)	$13.8	$36.7
Adjusted EBITDA(3)	($6.9)	$9.2	$23.3	$45.8
Income from Discontinued Operations	3.9	—	—	—
Net Income/(Loss)	($5.3)	($1.1)	$13.8	$36.7
Unlevered Free Cash Flows(4)	($4.9)	($6.6)	$8.4	$29.2

(1) Reflects the impact of BioD, LLC since August 5, 2016 (the date of the closing of the acquisition of BioD by the Company) and the full year impact of the divestiture of the Company’s First Aid Division.

(2) Defined as Adjusted EBITDA, less depreciation and amortization, less equity-based compensation, less other income. A reconciliation of EBIT to Net Income/(Loss) from Continuing Operations for the investment case projections is set forth below:

	2016E(1)	2017E	2018E	2019E
EBIT(2)	($15.0)	($1.1)	$14.1	$37.2
Plus: Interest Income/(Expense)	4.9	0.3	0.0	0.0
Plus: Other Income/(Expense)	(0.6)	(0.1)	(0.1)	(0.1)
Pre-Tax Income/Loss from Continuing Operations	(10.7)	(0.9)	14.0	37.1
Plus: Tax Credit/(Expense)	1.5	(0.2)	(0.3)	(0.4)
Net Income/(Loss) from Continuing Operations	($9.2)	($1.1)	$13.8	$36.7

(3) Reflects net income/(loss) from continuing operations as adjusted to include interest expense/(income), tax expense/(credit), depreciation, amortization, equity-based compensation and the change in value of contingent consideration. A reconciliation of Net Income/(Loss) from Continuing Operations to Adjusted EBITDA for the investment case projections is set forth below:

	2016E(1)	2017E	2018E	2019E
Net Income/(Loss) from Continuing Operations	($9.2)	($1.1)	$13.8	$36.7
Plus: Interest Expense/(Income)	(4.9)	(0.3)	(0.0)	(0.0)
Plus: Tax Expense/(Credit)	(1.5)	0.2	0.3	0.4
Plus: Depreciation	1.2	1.4	1.3	1.2
Plus: Amortization	4.3	5.4	5.5	5.4
Plus: Equity Based Compensation	2.3	2.2	2.0	2.2
Plus: Change in Value of Contingent Consideration	0.9	1.4	0.4	—
Adjusted EBITDA(3)	($6.9)	$9.2	$23.3	$45.8

(4) Defined as EBIT, less cash taxes, plus depreciation and amortization, less capital expenditures, plus/minus changes in net working capital. Excludes contingent payment payable in connection with BioD, LLC acquisition. A reconciliation of Total Net Sales to Unlevered Free Cash Flow for the base case projections is set forth below:

($ in millions)	2016E	2017E	2018E	2019E
Total Net Sales	$81.6	$128.6	$171.9	$219.5
Cost of Sales	(43.6)	(52.0)	(62.4)	(71.7)
Gross Profit	$38.0	$76.7	$109.5	$147.9
Total Sales, General and Administrative Expense	(52.4)	(72.1)	(84.8)	(97.2)
Research and Development	(0.6)	(5.6)	(10.6)	(13.5)
Total Operating Expenses	(52.9)	(77.7)	(95.4)	(110.7)
EBIT	($15.0)	($1.1)	$14.1	$37.2
Less: Cash Taxes	1.5	(0.2)	(0.3)	(0.4)
Tax-Affected EBIT	($13.5)	($1.3)	$13.9	$36.8
Plus: Depreciation and Amortization	5.5	6.8	6.9	6.6
Less: Capital Expenditures	(1.7)	(2.8)	(3.7)	(4.7)
Plus: Decrease/(Increase) in Net Working Capital	4.8	(9.4)	(8.7)	(9.5)
Unlevered Free Cash Flows	($4.9)	($6.6)	$8.4	$29.2

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text as the fourth paragraph under the section with the heading “Golden Parachute Compensation” on page 35:

“Mr. Wills, who currently serves as the Executive Chairman of Derma Sciences, is not an employee of Derma Sciences and does not have an employment or consulting agreement with Derma Sciences. However, after the departure of Mr. Quilty in December 2015, Mr. Wills has acted as the Principal Executive Officer of Derma Sciences as part of his role as the Executive Chairman. As a result of the transactions contemplated by the Merger Agreement, effective immediately upon the closing of the Merger, Mr. Wills will no longer serve as Executive Chairman or be the Principal Executive Officer of Derma Sciences. Mr. Wills has not entered into any employment or consulting agreement with Parent or Purchaser and does not intend to serve as a director, officer or employee of Parent, Purchaser or Derma Sciences after the Merger.

As recognition for Mr. Wills’s extraordinary efforts as the Principal Executive Officer of Derma Sciences after the departure of Mr. Quilty in December 2015, in October 2016, the Compensation Committee of the Derma Board began discussing approving a bonus or other compensatory payment to Mr. Wills. The Compensation Committee discussed generally the issue of compensation for Mr. Wills during October and November, but it did not make any formal recommendation or vote on the matter until its December 12, 2016 meeting. At that December meeting, the Compensation Committee received and considered the recommendation of a third-party compensation consultant, the Hay Group, and proposals that included a severance allowance, salary equalization and an amount reflective of Mr. Wills’s contributions to the anticipated merger transaction. The Compensation Committee then approved in principle a payment to Mr. Wills of up to $1.2 million subject to the change of control of Derma Sciences occurring within the price range under consideration and subject to legal review. After receipt of legal advice, on December 22, 2016, the Compensation Committee approved the payment to be made to Mr. Wills on a future date in an amount not to exceed $1.2 million with the details regarding the terms of such payment to be determined at a later date. On January 10, 2017, the Derma Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the Compensation Committee formally approve the terms of Mr. Wills’s compensatory payment for 2016. On January 24, 2017, the Compensation Committee approved the payment to Mr. Wills of $1.2 million to be paid in connection with the closing of the Merger less the amount of a $200,000 bonus to be paid in February 2017 to Mr. Wills in respect of services provided during 2016.

As of the date of the Merger Agreement and as of February 8, 2017, no arrangements, understandings or agreements have been entered into between Parent or Purchaser with the directors, executive officers or employees of Derma Sciences other than those discussed above in Item 3 of this Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DERMA SCIENCES, INC.

By:	/s/ John E. Yetter
John E. Yetter, CPA
Executive Vice President, Finance and Chief Financial Officer

February 9, 2017